
August 15, 2024

Peter Anevski
Chief Executive Officer
Progyny, Inc.
1359 Broadway, 2nd Floor
New York, New York 10018

> **Re: Progyny, Inc.**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 12, 2024**
> **File No. 001-39100**

Dear Peter Anevski:

We have limited our review of your most recent definitive proxy statement to those issues we have addressed in our comment(s).

Please respond to this letter by providing the requested information and/or confirming that you will revise your future proxy disclosures in accordance with the topics discussed below. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Definitive Proxy Statement on Schedule 14A

Pay Versus Performance Table, page 44

1. Refer to the reconciliation table in footnotes 3 and 5 to your pay versus performance table. It is unclear what amounts are reflected in the row titled "Plus/Less, year-over-year change in fair value of equity awards granted in prior years that vested in the year" and "Plus/Less, average year-over-year change in fair value of equity awards granted in prior years that vested in the year." Specifically, equity awards granted in prior years that vest during the relevant year should be valued as the difference between the fair value as of the end of the prior fiscal year and the vesting date, not the "year-over-year" change in value. Please ensure that your table headings reflect the amounts used to calculate compensation actually paid. Refer to Item 402(v)(2)(iii)(C)(1)(iv) of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Conlon Danberg at 202-551-4466 or Daniel Crawford at 202-551-7767 with any questions.

Sincerely,

Division of Corporation Finance
Disclosure Review Program

cc: Rita Patel, Esq.